Filed Pursuant to Rule 424(b)(3)
Registration No. 333-218152

CARTER VALIDUS MISSION CRITICAL REIT, INC.
SUPPLEMENT NO. 1 DATED DECEMBER 29, 2017
TO THE PROSPECTUS DATED MAY 22, 2017
This document supplements, and should be read in conjunction with, our prospectus dated May 22, 2017. Unless otherwise defined in this Supplement No. 1, capitalized terms used have the same meanings as set forth in our prospectus. The purpose of this Supplement No. 1 is to disclose:

•
an amendment to the price at which shares of our common stock will be issued pursuant to our distribution reinvestment plan, which will be effective beginning with shares issued on February 1, 2017; and

•	our Amended and Restated Distribution Reinvestment Plan attached as Exhibit A to our prospectus.
Amendment to Distribution Reinvestment Plan Price
The first sentence of the third bullet point of the second paragraph on the cover page of our prospectus and all similar discussions appearing throughout our prospectus are hereby superseded and replaced with the following:

•	The purchase price for shares under our DRIP will equal the most recently disclosed estimated per share value of our common stock, as determined by our board of directors.
The “Prospectus Summary — Terms of the Offering” section on page 4 of our prospectus and all similar discussions appearing throughout our prospectus are hereby superseded and replaced with the following:
We currently are offering up to 11,387,512 shares to our existing stockholders pursuant to the DRIP. The purchase price for shares under the DRIP will equal the most recently disclosed estimated per share value of our common stock, as determined by our board of directors. On December 21, 2017, our board of directors determined, after consultation with Carter/Validus Advisors, LLC (the “Advisor”) and an independent third-party valuation firm, that our net asset value per share is $9.26 calculated as of September 30, 2017. Therefore, the purchase price per share as of the date of this prospectus is equal to $9.26.
The “Summary of the Distribution Reinvestment Plan — Source and Purchase Price of the Shares” section on page 6 of our prospectus and all similar discussions appearing throughout our prospectus are hereby superseded and replaced with the following:
There is no public trading market for the shares of our common stock, and there can be no assurance that a market will develop in the future. The purchase price for shares under the DRIP will equal the most recently disclosed estimated per share value of our common stock, as determined by our board of directors. On December 21, 2017, our board of directors determined, after consultation with the Advisor and a third-party valuation firm, that our net asset value per share is $9.26 calculated as of September 30, 2017. Therefore, the purchase price per share as of the date of this prospectus is equal to $9.26. Subsequent estimates of our estimated net asset value per share will be determined at least annually. Our board of directors may modify the per share purchase price upon its determination of an updated estimated net asset value per share, which we will announce in a Current Report on Form 8-K.
The first paragraph of the “Plan of Distribution” section on page 9 of our prospectus and all similar discussions appearing throughout our prospectus are hereby superseded and replaced with the following:
We currently are offering up to 11,387,512 shares to our existing stockholders pursuant to the DRIP. The purchase price for shares under the DRIP will equal the most recently disclosed estimated per share value of our common stock, as determined by our board of directors. On December 21, 2017, our board of directors determined, based on an appraisal conducted by a third-party valuation firm and consultation with the Advisor, that our net asset value per share is $9.26 calculated as of September 30, 2017. Therefore, the purchase price per share as of the date of this prospectus is equal to $9.26.

Amended and Restated Distribution Reinvestment Plan
The Distribution Reinvestment Plan contained in Exhibit A of our prospectus is hereby superseded and replaced with the Amended and Restated Distribution Reinvestment Plan attached to this supplement as Exhibit A.

EXHIBIT A
AMENDED AND RESTATED
DISTRIBUTION REINVESTMENT PLAN
CARTER VALIDUS MISSION CRITICAL REIT, INC.

Carter Validus Mission Critical REIT, Inc., a Maryland corporation (the “Company”), has adopted this Amended and Restated Distribution Reinvestment Plan (the “Plan”), to be administered by the Company, SC Distributors, LLC (the “Dealer Manager”) or an unaffiliated third party (the “Administrator”) as agent for participants in the Plan (“Participants”), on the terms and conditions set forth below.

1.Election to Participate. Any purchaser of shares of common stock of the Company, par value $0.01 per share (the “Shares”), may become a Participant by making a written election to participate on such purchaser’s subscription agreement at the time of subscription for Shares. Any stockholder who has not previously elected to participate in the Plan, and subject to Section 8(b) herein, any participant in any previous or subsequent publicly offered limited partnership, real estate investment trust or other real estate program sponsored by the Company or its affiliates (an “Affiliated Program”), may so elect at any time by completing and executing an authorization form obtained from the Administrator or any other appropriate documentation as may be acceptable to the Administrator. Participants in the Plan generally are required to have the full amount of their cash distributions (other than “Excluded Distributions” as defined below) with respect to all Shares or shares of stock or units of limited partnership interest of an Affiliated Program (collectively “Securities”) owned by them reinvested pursuant to the Plan. However, the Administrator shall have the sole discretion, upon the request of a Participant, to accommodate a Participant’s request for less than all of the Participant’s Securities to be subject to participation in the Plan.

2.Distribution Reinvestment. The Administrator will receive all cash distributions (other than Excluded Distributions) paid by the Company or an Affiliated Participant with respect to Securities of Participants (collectively, the “Distributions”). Participation will commence with the next Distribution payable after receipt of the Participant’s election pursuant to Paragraph 1 hereof, provided it is received at least ten (10) days prior to the last day of the period to which such Distribution relates. Subject to the preceding sentence, regardless of the date of such election, a holder of Securities will become a Participant in the Plan effective on the first day of the period following such election, and the election will apply to all Distributions attributable to such period and to all periods thereafter. As used in this Plan, the term “Excluded Distributions” shall mean those cash or other distributions designated as Excluded Distributions by the Board of Directors of the Company or the board or general partner of an Affiliated Program, as applicable.

3.General Terms of Plan Investments.

(a)The Company intends to offer Shares pursuant to the Plan at a price equal to the most recent estimated value of one share as determined by the Company’s board of directors, regardless of the price per Security paid by the Participant for the Securities in respect of which the Distributions are paid.

(b)	Selling commissions will not be paid for the Shares purchased pursuant to the Plan.
(c)Dealer Manager fees will not be paid for the Shares purchased pursuant to the Plan.
(d)For each Participant, the Administrator will maintain an account which shall reflect for each period in which Distributions are paid (a “Distribution Period”) the Distributions received by the

Administrator on behalf of such Participant. A Participant’s account shall be reduced as purchases of Shares are made on behalf of such Participant.
(e)Distributions shall be invested in Shares by the Administrator promptly following the payment date with respect to such Distributions to the extent Shares are available for purchase under the Plan. If sufficient Shares are not available, any such funds that have not been invested in Shares within 30 days after receipt by the Administrator and, in any event, by the end of the fiscal quarter in which they are received, will be distributed to Participants. Any interest earned on such accounts will be paid to the Company and will become property of the Company.
(f)Participants may acquire fractional Shares, computed to four decimal places, so that 100% of the Distributions will be used to acquire Shares. The ownership of the Shares shall be reflected on the books of Company or its transfer agent.
(g)A Participant will not be able to acquire Shares under the Plan to the extent such purchase would cause it to exceed the Ownership Limit or to violate other Share ownership restrictions imposed by the Company’s charter (the “Charter”). For purposes of this Plan, “Ownership Limit” shall mean the prohibition on beneficial ownership of not more than 9.8% in value of the aggregate of the outstanding shares of stock of the Company and not more than 9.8% (in value or in number of shares, whichever is more restrictive) of any class or series of the outstanding shares of the stock of the Company.
4.Absence of Liability. The Company, the Dealer Manager and the Administrator shall not have any responsibility or liability as to the value of the Shares or any change in the value of the Shares acquired for the Participant’s account. The Company, the Dealer Manager and the Administrator shall not be liable for any act done in good faith, or for any good faith omission to act hereunder.

5.Suitability. Each Participant shall notify the Administrator if, at any time during his participation in the Plan, there is any material change in the Participant’s financial condition or inaccuracy of any representation under the subscription agreement for the Participant’s initial purchase of Shares. A material change shall include any anticipated or actual decrease in net worth or annual gross income or any other change in circumstances that would cause the Participant to fail to meet the suitability standards set forth in the Company’s prospectus for the Participant’s initial purchase of Shares.

6.Reports to Participants. Within ninety (90) days after the end of each calendar year, the Administrator will mail to each Participant a statement of account describing, as to such Participant, the Distributions received, the number of Shares purchased and the per Share purchase price for such Shares pursuant to the Plan during the prior year. Each statement also shall advise the Participant that, in accordance with Paragraph 5 hereof, the Participant is required to notify the Administrator if there is any material change in the Participant’s financial condition or if any representation made by the Participant under the subscription agreement for the Participant’s initial purchase of Shares becomes inaccurate. Tax information regarding a Participant’s participation in the Plan will be sent to each Participant by the company or the Administrator at least annually.

7.Taxes. Taxable Participants may incur a tax liability for Distributions even though they have elected not to receive their Distributions in cash but rather to have their Distributions reinvested in Shares under the Plan.

8.Reinvestment in Subsequent Programs.

(a)The Company may determine, in its sole discretion, to cause the Administrator to provide to each Participant notice of the opportunity to have some or all of such Participant’s Distributions (at the discretion of the Administrator and, if applicable, the Participant) invested through the Plan in any publicly offered limited partnership, real estate investment trust or other real estate program sponsored by the Company or an Affiliated Program (a “Subsequent Program”). If the Company makes such an election, Participants may invest Distributions in equity securities issued by such Subsequent Program through the Plan only if the following conditions are satisfied:

(i)
prior to the time of such reinvestment, the Participant has received the final prospectus and any supplements thereto offering interests in the Subsequent Program and such prospectus allows investment pursuant to a distribution reinvestment plan;

(ii)	a registration statement covering the interests in the Subsequent Program has been declared effective under the Securities Act of 1933, as amended (the “Securities Act”);

(iii)	the offering and sale of such interests are qualified for sale under the applicable state securities laws;

(iv)	the Participant executes the subscription agreement included with the prospectus for the Subsequent Program; and

(v)	the Participant qualifies under applicable investor suitability standards as contained in the prospectus for the Subsequent Program.
(b)The Company may determine, in its sole discretion, to cause the Administrator to allow one or more participants of an Affiliated Program to become a “Participant.” If the Company makes such an election, such Participants may invest distributions received from the Affiliated Program in Shares through this Plan, if the following conditions are satisfied:

(i)
prior to the time of such reinvestment, the Participant has received the final prospectus and any supplements thereto offering interests in the Subsequent Program and such prospectus allows investment pursuant to a distribution reinvestment plan;

(ii)	a registration statement covering the interests in the Subsequent Program has been declared effective under the Securities Act;

(iii)	the offering and sale of such interests are qualified for sale under the applicable state securities laws;

(iv)	the Participant executes the subscription agreement included with the prospectus for the Subsequent Program; and

(v)	the Participant qualifies under applicable investor suitability standards as contained in the prospectus for the Subsequent Program.

9.	Termination.

(a)A Participant may terminate or modify his participation in the Plan at any time by written notice to the Administrator. To be effective for any Distribution, such notice must be received by the Administrator at least ten (10) days prior to the last day of the Distribution Period to which it relates.

(b)Prior to the listing of the Shares on a national securities exchange, a Participant’s transfer of Shares will terminate participation in the Plan with respect to such transferred Shares as of the first day of the Distribution Period in which such transfer is effective, unless the transferee of such Shares in connection with such transfer demonstrates to the Administrator that such transferee meets the requirements for participation hereunder and affirmatively elects participation by delivering an executed authorization form or other instrument required by the Administrator.

10.State Regulatory Restrictions. The Administrator is authorized to deny participation in the Plan to residents of any state or foreign jurisdiction that imposes restrictions on participation in the Plan that conflict with the general terms and provisions of this Plan, including, without limitation, any general prohibition on the payment of broker-dealer commissions for purchases under the Plan.

11.Amendment to or Suspension or Termination of the Plan.

(a)The terms and conditions of this Plan may be amended by the Company at any time, including but not limited to an amendment to the Plan to substitute a new Administrator to act as agent for the Participants, by mailing an appropriate notice at least ten (10) days prior to the effective date thereof to each Participant.
(b)The Administrator may suspend or terminate a Participant’s individual participation in the Plan and the Company may suspend or terminate the Plan itself, at any time by providing ten (10) days’ prior written notice to a Participant, or to all Participants, as the case may be.
(c)After termination of the Plan or termination of a Participant’s participation in the Plan, the Administrator will send to each Participant a check for the amount of any Distributions in the Participant’s account that have not been invested in Shares. Any future Distributions with respect to such former Participant’s Shares made after the effective date of the termination of the Participant’s participation will be sent directly to the former Participant.
12.Participation by Limited Partners of Carter/Validus Operating Partnership, LP. For purposes of this Plan, “stockholders” shall be deemed to include limited partners of Carter/Validus Operating Partnership, LP (the “Partnership”). “Participants” shall be deemed to include limited partners of the Partnership that elect to participate in the Plan, and “Distribution,” when used with respect to a limited partner of the Partnership, shall mean cash distributions on limited partnership interests held by such limited partner.

13.Governing Law. This Plan and the Participants’ election to participate in the Plan shall be governed by the laws of the State of Maryland.

14.Notice. Any notice or other communication required or permitted to be given by any provision of this Plan shall be in writing and, if to the Administrator, addressed to Carter Validus Mission Critical REIT, Inc., c/o DST Systems, Inc., P.O. Box 219731, Kansas City, Missouri 64121-9731, or such other address as may be specified by the Administrator by written notice to all Participants. Notices to a Participant may be given by letter addressed to the Participant at the Participant’s last address of record with the Administrator. Each Participant shall notify the Administrator promptly in writing of any changes of address.

15.Certificates. The ownership of the Shares will be in book-entry form. The Company will not issue share certificates unless authorized by the Board of Directors of the Company.

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